Exhibit 21.1

Subsidiaries of Royalty Pharma plc

Legal Name of Subsidiary	Jurisdiction of Organization
Royalty Pharma Holdings Ltd.	England and Wales
Royalty Pharma Investments 2019 ICAV	Ireland
RPI 2019 Intermediate Finance Trust	Delaware
Royalty Pharma Investments	Ireland
RPI Acquisitions (Ireland) Limited	Ireland
RPI Finance Trust	Delaware
Royalty Pharma Collection Trust	Delaware
RP IP HoldCo (Ireland) Limited	Ireland
RP Delano, LLC	Delaware
Royalty Pharma Investments ICAV	Ireland